

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Kleanthis Costa Spathias
Director, Sphinx Investment Corp.
GK Investor LLC
c/o Levante Services Limited
Leoforos Evagorou 31, 2nd Floor, Office 21
1066 Nicosia, Cyprus

> **Re: GK Investor LLC**
> **Genco Shipping & Trading Limited**
> **DFAN14A Filed January 10, 2024**
> **Filed By GK Investor LLC et al.**
> **File No. 001-33393**

Dear Kleanthis Costa Spathias:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

DFAN14A Filed January 10, 2024

Certain Information Concerning the Participants

1. In written soliciting materials used before a proxy statement is furnished, Rule 14a-12(a)(1)(i) requires the soliciting party to include a description of each participant's direct and indirect interests in the solicitation, or a legend advising where that information can be found. Such interests are not limited to the participant's share ownership in the registrant. See the last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). Consider whether Mr. Economou's ownership interest in a rival shipping company, DryShips Inc., and Sphinx Investment Corp.'s pending offer to acquire all issued and outstanding common shares of another shipping company, Performance Shipping Inc., constitute interests in this solicitation. Please disclose in future filings, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions